Exhibit 11.1


SVG Capital plc (the "Company")
Code of Ethics

1. Introduction
The Board of Directors of SVG Capital Plc has adopted this code of ethics (the "Code"), which is applicable to all its Relevant Officers to deter wrongdoing and to promote:-

      . honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

      . the full, fair, accurate, timely and understandable disclosure of the Company's financial results in compliance with applicable accounting standards;

      . promote compliance with applicable governmental laws, rules and regulations;

      . the prompt internal reporting to an appropriate person identified in the Code of violations of the Code and accountability for adherence to, the Code.

2. Relevant Officers
The Code is applicable to:-

          The Chief Executive of SVG Advisers;
          The Principal Financial Officer;
          Directors and Executives employed by subsidiaries of SVG Capital plc

For the purposes of the Code, persons from time to time holding any of the above positions shall be a Relevant Officer.


3. Honest and Ethical Conduct
Each Relevant Officer must:

     . Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
     . Comply with applicable laws, rules and regulations and accounting and auditing standards.
     . Take all reasonable measures to protect the confidentiality of non-public information about SVG Capital plc or any subsidiary, and to prevent the unauthorised disclosure of such information unless required by applicable law or regulation or legal or regulatory process;
     . Act in good faith, responsibly, with due care, competence, prudence and diligence, without misrepresenting material facts; and
     . Adhere to a high standard of business ethics and not seek competitive advantage through unlawful or unethical business practices.

4. Disclosure
The contents of and the disclosures in the reports and documents that the Company files with the Securities and Exchange Commission (the "SEC") and other public communications shall be full, fair, accurate, timely and understandable in accordance with applicable disclosure standards, including standards of materiality, where appropriate.

Each Relevant Officer must not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company's independent auditors, in relation to his or her area of responsibility, properly review and critically analyse proposed disclosure for accuracy and completeness.

In addition, the Chief Executive of SVG Advisers and the Principal Financial Officer, must familiarise themselves with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.



5. Compliance
It is the Company's policy to comply with all applicable governmental laws, rules and regulations. It is the personal responsibility of each Relevant Officer to, and each Relevant Officer must, adhere to the standards and restrictions imposed by those laws, rules and regulations, including those relating to accounting and auditing matters.

6. Reporting and Accountability
The Audit Committee of the Board of SVG Capital Plc is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation. Any Relevant Officer who becomes aware of any existing or potential breach of this Code is required to notify the Chairman of the Audit Committee promptly. Failure to do so is itself a breach of this Code.

Each Relevant Officer must not retaliate against any employee or Relevant Officer for reports of potential violations that are made in good faith.

The Company will follow the following procedures in investigating and enforcing this Code and in reporting on the Code:

    . The Audit Committee will take all appropriate action to investigate any breaches reported to it.
    . If the Audit Committee determines that a breach has occurred, it will inform the Board of Directors
    . Upon being notified that a breach has occurred, the Board will take or authorise such disciplinary or preventive action as it deems appropriate, after consultation with the Audit Committee, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of the SEC or other appropriate law enforcement authorities.
    . Any changes to or waivers of this Code will be disclosed in the Company's annual report on Form 20-F.

7. Waivers
Any waiver (a material departure from a provision of the Code) or an implicit waiver (failure to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to an executive officer of the Company) from a provision of this Code is required to be disclosed in the Company's Annual Report on Form 20-F or a Report on Form 6-K filed with the SEC.

8. Enquiries
All enquiries in relation to this Code or its applicability to particular people or situations should be addressed to the Company Secretary or the Chairman of the Audit Committee.